                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                                AMREP Corporation
                              --------------------
                                (Name of Issuer)

                                  Common Stock
                              --------------------
                         (Title of Class of Securities)

                                    032159105
                              --------------------
                                 (CUSIP Number)


David P. Maniatis                        With a copy to:
7720 East Redfield Road                  Morris Orens, Esq.
Suite 8                                  Swidler Berlin Shereff Friedman, LLP
Scottsdale, Arizona  85260               405 Lexington Avenue
(480) 991-2288                           New York, New York 10174
                                         (212) 973-0111
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 12, 2000
                     (Date of Event which Requires Filing of
                                 this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following: [ ].

Note: An EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No.  032159105                                      Page  2 of      Pages
                                                              ----   ----
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
       Recorp Partners, Inc.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER
       SHARES            15,000
    BENEFICIALLY    -----------------------------------------------------------
      OWNED BY      8    SHARED VOTING POWER
        EACH             0
     REPORTING      -----------------------------------------------------------
       PERSON       9    SOLE DISPOSITIVE POWER
        WITH             15,000
                    -----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       15,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.02%**
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS
** SEE ITEMS 4, 5 AND 6

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No.   032159105                                     Page  3  of      Pages
                                                              ----    -----
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
       Greenplex Investments, L.L.C.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Arizona
--------------------------------------------------------------------------------
     NUMBER OF      7      SOLE VOTING POWER
       SHARES              256,126
    BENEFICIALLY    ------------------------------------------------------------
      OWNED BY      8      SHARED VOTING POWER
        EACH               0
     REPORTING      ------------------------------------------------------------
       PERSON       9      SOLE DISPOSITIVE POWER
        WITH               256,126
                    ------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       256,126
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.02**
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       OO
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS
** SEE ITEMS 4, 5 AND 6

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No.  032159105                                       Page  4  of     Pages
                                                               ----   -----
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
       Rio Verde 120, LLC
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Arizona
--------------------------------------------------------------------------------
     NUMBER OF      7      SOLE VOTING POWER
       SHARES              31,000
    BENEFICIALLY    ------------------------------------------------------------
      OWNED BY      8      SHARED VOTING POWER
        EACH               0
     REPORTING      ------------------------------------------------------------
       PERSON       9      SOLE DISPOSITIVE POWER
        WITH               31,000
                    ------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       31,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.02%**
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       OO
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS
** SEE ITEMS 4, 5 AND 6

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No.  032159105                                    Page 5  of    Pages
                                                            ----  ----
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Steven S. Robson
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
     NUMBER OF      7      SOLE VOTING POWER
       SHARES              61,000
    BENEFICIALLY    ------------------------------------------------------------
      OWNED BY      8      SHARED VOTING POWER
        EACH               0
     REPORTING      ------------------------------------------------------------
       PERSON       9      SOLE DISPOSITIVE POWER
        WITH               61,000
                    ------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       61,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.02%**
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS
** SEE ITEMS 4, 5 AND 6

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D (this "Statement") is being filed with respect to the common stock, par value $.10 per share (the "Common Stock"), of AMREP Corporation, an Oklahoma corporation (the "Company" or the "Issuer"), which has its principal executive office at 641 Lexington Avenue, Sixth Floor, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND

     This Statement is being filed by Recorp Partners, Inc., a Delaware corporation ("Recorp Partners"), Greenplex Investments, L.L.C., an Arizona limited liability company ("Greenplex"), Rio Verde 120, LLC, an Arizona limited liability company ("Rio Verde") and Steven S. Robson ("Mr. Robson" and collectively, the "Reporting Persons").

     The principal business address of Greenplex is 7720 East Redfield Road, Suite 8, Scottsdale, AZ 85260, and its principal business is real estate investment. David P. Maniatis ("Mr. Maniatis") is the sole manager of Greenplex. DPM-TT Trust (the "Trust") owns a 99.98% interest of Greenplex. DPM-95 Trust (the "95-Trust") owns a 0.02% interest of Greenplex. Mr. Maniatis is the sole beneficiary of the Trust and the 95-Trust. Mr. Maniatis' principal occupation is owning and operating businesses, primarily in the field of real estate. During 1999, Mr. Maniatis was the Chief Operating Officer of the Company's principal real estate subsidiary, Amrep Southwest. In December 1999, his employment with Amrep Southwest terminated. Mr. Maniatis is a United States citizen. Mr. Maniatis is the CEO of Recorp Partners and Recorp Management, Inc.("Recorp Management").

     The principal business address of Recorp Partners is 7720 East Redfield Road, Suite 8, Scottsdale, AZ 85260, and its principal business activity is management of real estate. Mr. Maniatis is the sole shareholder, officer and director of Recorp Partners.

     The principal business address of Rio Verde is 7720 East Redfield Road, Suite 8, Scottsdale, AZ 85260, and its principal business is real estate investment. Recorp Management is the manager of Rio Verde. The Trust owns 75% of the outstanding stock of Recorp Management. Mr. Maniatis is the secretary and director of Recorp Management. Recorp Management owns a 4.35% interest in Rio Verde. Greenplex owns a 10.05% interest in Rio Verde. First Trust Company of Onaga, N.A., as custodian for the IRA account of Eugenia L. Hoof (deceased), owns an 83.6% interest of Rio Verde on behalf of Mr. Maniatis as the principal beneficiary.

     Mr. Robson's principal business address is c/o Robson Communities, 9532 E. Riggs Road, Sun Lakes, AZ 85248. His principal occupation is owning and operating businesses, primarily in the field of real estate development and home building. Mr. Robson is a United States citizen.

     During the last five years, none of the parties listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The shares of Common Stock described in this Statement were acquired by the Reporting Persons for approximately $2,439,163, of which: (i) approximately $1,499,914 was obtained from the working capital and personal funds of the Reporting Persons, (ii) approximately $232,273 was obtained through loans from Charles Schwab & Co., Inc. ("Schwab"), (iii) approximately $182,098 was obtained through loans from A.G. Edwards & Sons, Inc. ("A.G. Edwards") and (iv) $524,878 was obtained through a loan from a commercial bank. The loans from Schwab and A.G. Edwards conform with the Securities Exchange Act of 1934 and Regulation T of the Board of Governors of the Federal Reserve System.

ITEM 4.  PURPOSE OF TRANSACTION

     The shares of Common Stock were acquired by the Reporting Persons with a view toward effecting a change in control of the Company. Mr. Maniatis and Mr. Robson made an offer to acquire the Company for $7.75 per share in a cash merger by letter dated March 30, 2000 directed to the board of directors (the "Board") of the Company which is attached hereto as Exhibit 1. The offer was rejected by letter dated April 4, 2000 from the Board, attached hereto as Exhibit 2, which stated that the owners of a majority of the shares of Common Stock had informed the Board that they would not agree to vote their shares in favor of such a transaction at $7.75 in cash per share. Greenplex has made a shareholder's proposal (the "Proposal") for inclusion in the Proxy Statement for the upcoming Annual Meeting of the Company which the Company has agreed to include in the Proxy Statement. The Proposal is for the shareholders to recommend to the Board that the Company promptly undertake a program to sell the Company in a transaction in which the shareholders will receive at least $9.00 per share in cash and that the Board actively negotiate with bonafide potential purchasers who indicate a willingness to offer $9.00 cash per share of Common Stock.

     The principal alternatives the Reporting Persons are considering include, among other things, (a) renewing the offer to buy all the outstanding shares of Common Stock, (b) influencing shareholders to vote for the Proposal, (c) seeking to influence the Company's management in the formulation and implementation of future policy, and (d) acquiring additional securities of the Company or disposing of the shares of Common Stock, based upon the Reporting Persons' view of the business and prospects of the Company, the price of the shares of Common Stock on the open market, economic conditions generally and in the area served by the Company and any other investment criteria they deem relevant including the tender of shares pursuant to the recently announced "Dutch Auction". The Reporting Persons anticipate that any additional shares of

Common Stock that are acquired by them will be purchased on the open trading market. The Reporting Persons may, however, acquire additional shares of Common Stock in private transactions, the terms of which cannot be determined at this time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   (a) Mr. Robson is the beneficial owner of 61,000 shares of Common Stock (representing 0.84% of the outstanding shares of Common Stock).

     Greenplex is the beneficial owner of 256,126 shares of Common Stock (representing 3.54% of the outstanding shares of Common Stock). Such shares may be deemed to be indirectly owned by the Trust, in its capacity as the owner of a 99.98% interest in Greenplex, and by Mr. Maniatis as the sole beneficiary of the Trust.

     Rio Verde is the beneficial owner of 31,000 shares of Common Stock (representing 0.43% of the outstanding shares of Common Stock). Such shares may be deemed to be indirectly owned by First Trust Company of Onaga, N.A., as custodian for the IRA account of Eugenia L. Hoof (deceased), in its capacity as owner of an 83.6% interest in Rio Verde on behalf of Mr. Maniatis as the principal beneficiary.

     Recorp Partners is the beneficial owner of 15,000 shares of Common Stock (representing 0.21% of the outstanding shares of Common Stock). Such shares may be deemed to be indirectly owned by Mr. Maniatis as the sole shareholder of Recorp Partners.

   (b) Each of the Reporting Persons has sole power to vote and dispose or direct the disposition of the shares of Common Stock indicated herein as owned by such Reporting Person.

   (c) Schedule A, attached hereto, lists the transactions in shares of Common Stock effected by the Reporting Persons during the past sixty (60) days.

   (d) Not Applicable

   (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Persons have an understanding to act together to effect a change in the control of the Company, as more fully described in Item 4 hereof.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1: Letter dated March 30, 2000, to the board of directors of the
                Company

     Exhibit 2: Letter dated April 4, 2000, from the board of directors of the
                Company

     Exhibit 3: Shareholder Proposal

     Exhibit 4: Joint Filing Agreement of the Reporting Persons

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Greenplex Investments, L.L.C.

                                       By: /s/ David P. Maniatis
                                          -----------------------------------
              Date: May 18, 2000       Name: David P. Maniatis
                                       Title: Manager

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Rio Verde 120, LLC
                                    By: Recorp Management, Inc., Manager

                                    By: /s/ David P. Maniatis
                                       ------------------------------------
               Date: May 18, 2000   Name: David P. Maniatis
                                    Title: Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       /s/ Steven S. Robson
                                       ---------------------------------------
                  Date: May 18, 2000   Steven S. Robson

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Recorp Partners, Inc.

                                    By: /s/ David P. Maniatis
                                        --------------------------------
               Date: May 18, 2000   Name: David P. Maniatis
                                    Title: President

                                   SCHEDULE A

       Party
     Effecting               Date of             Number of Shares
  Transaction (*)          Transaction           Purchased/(Sold)         Price per Share
  ---------------          -----------           ----------------         ---------------
        SSR                  03/14/00                  1,500                  4.9375
        SSR                  03/14/00                  3,500                  5.0000
        GPX                  03/28/00                  2,000                  5.4375
        GPX                  03/29/00                  6,000                  5.7500
        GPX                  03/29/00                  2,000                  5.6875
        GPX                  03/29/00                 10,000                  5.8125
        GPX                  04/26/00                  2,000                  4.8750
        GPX                  04/26/00                  2,000                  5.0000
        SSR                  04/26/00                 10,000                  5.0625
        SSR                  04/28/00                 15,000                  5.0000
        GPX                  04/28/00                 10,000                  5.0000
        GPX                  05/01/00                  1,000                  5.0625
        GPX                  05/02/00                  2,000                  6.1250
        GPX                  05/03/00                  2,000                  6.1250
        GPX                  05/04/00                  2,000                  6.1250
        GPX                  05/05/00                  4,000                  6.2500
        SSR                  05/05/00                  1,000                  6.1875
        SSR                  05/08/00                   200                   6.1875
        GPX                  05/08/00                   400                   6.3125
        GPX                  05/08/00                   900                   6.3750
        GPX                  05/08/00                  1,900                  6.3750
        GPX                  05/09/00                  2,000                  6.4375
        SSR                  05/09/00                  3,800                  6.3125
        GPX                  05/10/00                  1,000                  6.3125
        GPX                  05/11/00                  2,000                  6.4375
        GPX                  05/12/00                  1,000                  6.5000
        GPX                  05/12/00                  1,000                  6.6250
        GPX                  05/12/00                  3,000                  6.5625
        GPX                  05/12/00                  4,000                  6.5000


                  *
                  GPX  -  Greenplex Investments, L.L.C.
                  SSR  -  Steven S. Robson

                                    EXHIBIT 1

March 30, 2000

Board of Directors
Amrep Corporation
641 Lexington Avenue
New York, NY 10022

Re:  Acquisition of Amrep Corporation

Gentlemen:

David P. Maniatis, Principal, Recorp Companies, and Steve Robson, Developer and Owner, Scott Homes and Robson Communities, are forming a joint venture for the purpose of acquiring the Company. Recorp has major land holdings in Phoenix, Arizona and Albuquerque, New Mexico including 10,000 acres on the Western border of Rio Rancho, and thousands of single family residential lots in various stages of development in Phoenix. Robson Communities is one of the largest private retirement community developers in the Country, with operations in Arizona and Texas.

Amrep Corporation has for the past few years carried out various business strategies which have failed to attract the investment community's support and accordingly, Amrep's stock price has declined sharply. Higher interest rates and the possibility of still higher rates in the future will continue to negatively impact Amrep's stock as well as concerns regarding management, Kable News Company, Shasta Real Estate Company, concentrating of assets in Albuquerque, and unrelated businesses. As private developers, we are not subject to the pressures of a public company and we can deal with properties on a purely economic basis.

Accordingly, we hereby offer to acquire Amrep Corporation in a cash merger transaction at a price of $7.75 per share and all outstanding options at a price equal to the difference between the option exercise price and $7.75 per share, subject to due diligence. This offer represents a premium of 35% over the $5.75 closing price of Amrep's stock as of March 29, 2000.

We have obtained serious indications of interest in providing financing commitments and we believe such financing is readily obtainable given the resources of our joint venturers. In your consideration of this offer, we are prepared to meet with you and describe our anticipated financing sources and our ability to consummate the acquisition. Of course, our interest and our lenders interest is subject to your cooperation in a thorough due diligence.

If we do not receive a response in writing delivered to Recorp's offices by 2:00 p.m. New York time, April 5, 2000, then our offer is hereby revoked.

Very truly yours,

----------------------------                    -------------------------------
David P. Maniatis                               Steve Robson

                                    EXHIBIT 2

April 4, 2000

                                               Via Fax and U.S. Mail

Mr. David Maniatis
and
Mr. Steve Robson
c/o Recorp Partners, Inc.
7720 E. Redfield Road, Suite 8
Scottsdale, AZ 85260

Gentlemen:

I write in response to your letter dated March 30, 2000 to the Board of Directors of AMREP Corporation by which you offered to acquire the Corporation in a cash merger transaction at a price of $7.75 per share.

The proposed transaction would require the approval of the owners of a majority of the outstanding AMREP stock, and the owners of more than 50% of the outstanding stock informed the Board at a special telephone meeting yesterday that they would not vote their shares in favor of such a transaction at the price offered. Accordingly, the Board determined that there is no reason to pursue this matter further.

Very truly yours,




Edward B. Cloues, II

cc: Board of Directors of AMREP Corporation




                                AMREP CORPORATION

  641 Lexington AVENUE . NEW YORK, N.Y. 10022 . 212-705-4700 . FAX 212-705-4740

                                    EXHIBIT 3

Shareholder Proposal:

     RESOLVED, that the stockholders recommend to the Board of Directors that the Company promptly undertake a program to sell the Company in a transaction in which stockholders will receive at least $9.00 per share in cash and that the Board of Directors actively negotiate with bona fide potential purchasers who indicate a willingness to offer $9.00 cash per share of AMREP Common Stock.

Supporting Statement:

     AMREP's Common Stock has consistently under performed for years. In fiscal 1999, AMREP discontinued its homebuilding activities and for the three months ended January 31, 2000 incurred a net loss of $1,145,000. AMREP's magazine distribution business has been negatively impacted by reserves of $1,200,000 and $3,000,000 against accounts receivable for the nine month periods ended January 31, 2000 and 1999, respectively.

     The proponent of this shareholder proposal believes that AMREP is unlikely to succeed as a public company in enhancing shareholder value and that AMREP should be actively seeking to sell itself. On March 30, 2000, an affiliate of the proponent made an offer to acquire AMREP for $7.75 per share in cash. By letter dated April 4, 2000, AMREP's Board stated, "The proposed transaction would require the approval of the owners of a majority of the outstanding AMREP stock, and the owners of more than 50% of the outstanding stock informed the Board at a special telephone meeting yesterday that they would not vote their shares in favor of such a transaction at the price offered. Accordingly, the Board determined that there is no reason to pursue this matter further."

                                    EXHIBIT 4

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agree to the joint filing of a statement on Schedule 13D, including amendments thereto, with respect to the common stock, par value $.10 per share, of AMREP Corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such filings, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.




                                   [Signatures appear on the next page]

     This Joint Filing Agreement may be executed in any number of counterparts, all of which collectively shall constitute one and the same instrument.



                             Greenplex Investments, L.L.C.

                             By: /s/ David P. Maniatis
                                -------------------------------------
Date: May 18, 2000           Name: David P. Maniatis
                             Title: Manager


                             Rio Verde 120, LLC
                             By: Recorp Management, Inc., Manager

                             By: /s/ David P. Maniatis
                                -------------------------------------
Date: May 18, 2000           Name: David P. Maniatis
                             Title: Secretary



                             /s/ Steven S. Robson
                             ----------------------------------------
Date: May 18, 2000           Steven S. Robson



                             Recorp Partners, Inc.

                             By: /s/ David P. Maniatis
                             ----------------------------------------
Date: May 18, 2000           Name: David P. Maniatis
                             Title: President